October 9, 2020 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, NE Washington, D.C. 20549
Attn:	Melissa Walsh, Staff Accountant
Stephen Krikorian, Accounting Branch Chief
Matthew Derby, Staff Attorney
Larry Spirgel, Legal Branch Chief

Re:	Landcadia Holdings II, Inc.
Amendment No. 1 to Preliminary Merger Proxy Statement on Schedule 14A
Filed September 18, 2020
File No. 001-38893

Ladies and Gentlemen:

On behalf of our client, Landcadia Holdings II, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended preliminary merger proxy statement on Schedule 14A filed on September 18, 2020 (the “Amended Proxy Statement”), contained in the Staff’s letter dated October 2, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its second amended Proxy Statement on Schedule 14A (the “Second Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Proxy Statement.

Amendment No. 1 to Preliminary Merger Proxy Statement on Schedule 14A Filed September 18, 2020

Summary Term Sheet, page 10

1.	We note your revised disclosure on page 114 in response to prior comment 6 that the subscription note receivable issued to LF LLC, the parent of GNOG, will be forgiven in a non-cash equity transaction. Please revise to clearly disclose here, and throughout your filing, that the principal amount outstanding under GNOG LLC’s Intercompany Note will be reduced concurrently with the closing through a distribution of capital to LF LLC.

Response: The Company has revised its disclosure on page 115 relating to adjustment H, to address the Staff’s comment by modifying the description of the adjustment represented within the pro forma balance sheet to further clarify that the Intercompany Note principal balance will be reduced dollar for dollar as the third-party loan is repaid through a non-cash distribution to LF LLC. Additionally, the Company has also revised its disclosure on pages 6, 42, 137, 145, and 273 in response to the Staff’s comment.

United States Securities and Exchange Commission

October 9, 2020

2.	Please highlight the total amount of debt to be repaid to an affiliated entity of Jefferies Group in connection with the transaction.

Response: The Company has revised its disclosure on pages 17, 86, 163 and 214 to highlight that approximately $2,000 is expected to be repaid under GNOG’s Credit Agreement to an affiliate of Jefferies Group in connection with the transaction.

Summary of this Proxy Statement

Economic Ownership Interests Upon Closing, page 46

3.	Please balance your disclosures here and elsewhere that indicate that the Company’s public stockholders will have 84.9% to 85.5% economic ownership interest in New GNOG to clarify that this interest effectively represents less than a 50% indirect economic ownership interest in Landcadia HoldCo based on your organizational structure.

Response: The Company has revised its disclosure on pages 11, 24-25, 46, 88, and 164 in response to the Staff’s comment.

Sources and Used for the Transaction, page 48

4.	Please explain to us how these tables presented here and beginning on page 165 provide a complete depiction of the sources and uses for funding the transaction. In this regard, you should clarify how the sources of funding will be used as a distribution of capital to LF LLC through the forgiveness of GNOG’s Intercompany Note and explain the redemption rights associated with the GNOG Rollover Equity.

Response: The Company has revised its disclosure on pages 48-49 and 167-168 in response to the Staff’s comment.

Risk Factors

Risks Related to GNOG’s Business and Industry

GNOG relies on information technology and other systems and platforms…, page 62

5.	We note your response to prior comment 3. To the extent material, please revise to quantify the percentage of gaming revenue and fixed fee amounts to be paid to your third party technology infrastructure vendors.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the percentage of gaming revenues and fixed fee amounts to be paid to the third-party technology infrastructure vendors is not material. The Company has considered the amount paid and expected to be paid going forward and does not consider the amounts material. Further, the Company believes that the risk factor discloses the risks arising from the Company’s reliance on the technology and its providers as well as the risks inherent with failures, defects and other technological issues affecting the Company’s business, all of which the Company believes are more material to investors and an investment decision.

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United States Securities and Exchange Commission

October 9, 2020

Notes to Unaudited Pro Forma Combined Condensed Financial Information

Note 3. Adjustment to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 113

6.	For adjustment D, please provide us your accounting analysis of, and disclose, how you measured the carrying amount of the 31,350,625 HoldCo Class B units classified as temporary equity. Refer to ASC 805-20-30 and ASC 480-10-S99-3A.

Response: We respectfully advise the Staff that the Company had determined that the transaction is properly accounted for as a reverse recapitalization rather than a business combination and as such, the guidance within ASC 805-20-30 is not applicable. The Company has utilized the guidance contained within ASC 805-40-30-3, which states that “the assets and liabilities of the legal acquiree are measured and recognized in the consolidated financial statements at their precombination carrying amounts (see paragraph 805-40-45-2(a)). Therefore, in a reverse acquisition the noncontrolling interest reflects the noncontrolling shareholders’ proportionate interest in the precombination carrying amounts of the legal acquiree’s net assets even though the noncontrolling interests in other acquisitions are measured at their fair values at the acquisition date.”

The initial recognition of the New GNOG noncontrolling interest will be carried at the proportional share of ownership in the precombination carrying amounts of the combined company comprised of the precombination net assets of the Company and GNOG LLC in order to reflect adjustments directly related to the transaction. The Company has looked through to the effective ownership percentage of the HoldCo Class B Units under the minimum and maximum redemption scenarios in order to calculate the opening noncontrolling interest. Refer to the calculation below.

	Minimum Redemptions	Maximum Redemptions
Beginning GNOG total stockholder equity	(299,195)	(299,195)
Proceeds from Landcadia trust	321,232	306,874
Cash payments in connection with the transaction	(237,421)	(237,421)
Adjustments to DTA and other assets	26,331	25,823
Adjustments to current liabilities	12,466	12,466
Adjustments to record TRA	(22,203)	(21,771)
Adjustment for debt reduction	140,366	140,366
Other	139	139
Non-controlling interest Intercompany note, net	144,239	144,239
Adjusted stockholders’ equity	85,954	71,520
Continuing partners’ economic interest in the LLC	45.9%	46.8%
Redeemable noncontrolling interests	39,453	33,471
Noncontrolling interest Intercompany note, net	(144,239)	(144,239)
Noncontrolling interest	(104,786)	(110,768)

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United States Securities and Exchange Commission

October 9, 2020

When considering the guidance contained within ASC 480-10-S99-3A, the Company has concluded that the HoldCo Class B Units are redeemable solely at the election of the unitholder and are therefore not solely within the control of the issuer. While the Company does not have control over the redemption of the HoldCo Class B Units, the Landcadia HoldCo LLC Agreement grants the Company control over the method of settlement, which allows for the Company to decide between settlement in shares of New GNOG Class A common stock or cash. To the extent an issuer has the option to settle a redemption in its own shares, temporary equity classification would generally not be required. The Company has further assessed whether it controls the actions necessary to issue shares in accordance within ASC 815-40-25-10. While the Landcadia HoldCo LLC Agreement contractually provides the Company with control over the method of settlement of the HoldCo Class B Units, the holder of the HoldCo Class B Units (LF LLC) controls the voting at nearly 80% of the Company. The Landcadia HoldCo LLC Agreement specifically provides that the Company’s audit committee or another body of independent directors of the Company in accordance with the Company’s related party policy will control the decision to settle the redemption in either shares of New GNOG Class A common stock or cash. In accordance with ASC 815-40-35-2(b), the settlement of cash or shares at the election of the Company will be classified within permanent equity. On pages 59 and 110, the Company has modified its disclosure of the Class B Units and corresponding Intercompany Note to be classified within permanent equity on the pro forma balance sheet. The Company has also revised its disclosure for adjustment D on pages 114-115 concerning the calculation of the carrying amount of the noncontrolling interests.

7.	We note your revised disclosure regarding adjustment H in response to prior comment 6 indicating that the remaining subscription receivable will be classified as noncontrolling interests as the subscription receivable is with the same holder of the HoldCo Class B Units treated as a noncontrolling interest. Subscription receivables from holders of redeemable equity instruments should be presented as a reduction of the related temporary equity. In addition, please explain the nature of the GNOG’s receivable from parent included in total current assets as of June 30, 2020. In this regard, it appears to relate to the subscription receivable and should also be reclassified as a reduction to noncontrolling interest. Please revise. Refer to Rule 5-02(27)(b) of Regulation S-X.

Response: The Company has revised the presentation of the redeemable noncontrolling interest previously in temporary equity to noncontrolling interest in permanent equity on the pro forma balance sheet on page 110. Please refer to our response to the Staff’s comment number 6 above. The Company has also modified the disclosure on page 115 to properly reflect the guidance within Rule 5-02(27)(b) of Regulation S-X. The nature of the GNOG receivable from LF LLC is the fixed rate payment associated with the Intercompany Note that will be accrued and paid by LF LLC each quarter. Because the interest from the Intercompany Note results in cash payments, the receivable from LF LLC has been classified as an asset on the historical balance sheet. Because the cash payment was made to GNOG in July 2020, the receivable was included as an asset in accordance with ASC 505-10-45-2 as of June 30, 2020. No Landcadia HoldCo Class B Units or New GNOG Class B common shares were issued or will be issued in consideration for the historical receivable and as such, it is not included as a contra-equity subscription receivable.

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United States Securities and Exchange Commission

October 9, 2020

8.	We note your revised disclosure regarding adjustment H in response to prior comment 6 indicating that $144.2 million of the subscription note receivable issued to LF LLC will be forgiven in a non-cash equity transaction at the Closing. Please address the following in regard to the remaining receivable:

•	Tell us how the remaining receivable will be settled based on the terms of the A&R HoldCo LLC Agreement and the Second A&R Intercompany Note to be entered into concurrently with the closing of the transaction, and whether it is expected to be similarly forgiven.

•	Explain how the additional issuances of HoldCo Class B Units and the equivalent number of shares of New GNOG Class B common stock in consideration of payments made by LF LLC impact the accounting for the receivable. Tell us how the redeemability of the Landcadia HoldCo Class B Units impact the accounting. In addition, describe how the automatic downward adjustment, to the extent necessary for the total voting power of all shares of New GNOG common stock beneficially held by Mr. Fertitta and his affiliates not to exceed 79.9%, will affect these additional issuances.

•	Provide a complete accounting analysis to support the characterization as a subscription receivable. As part your analysis, address what consideration was given to accounting for the prior payment to the parent of GNOG as a distribution of capital.

Response:

•	With respect to the Staff's first comment, the remaining Intercompany Note receivable will be reduced dollar for dollar as the third-party loan is repaid through a non-cash capital distribution to LF LLC.

•	With respect to the Staff's second comment, the $6.9 million receivable from LF LLC reflected in the GNOG historical June 30, 2020 balance sheet was settled in cash in July 2020 and no HoldCo Class B Units or shares of New GNOG Class B common stock were issued or will be issued in consideration for that receivable. The receivable was included as an asset in accordance with ASC 505-10-45-2. Subsequent to the Closing of the transaction, the additional issuances of HoldCo Class B Units and the equivalent number of shares of New GNOG Class B common stock will be accounted for in accordance with ASC 310-10-S99-3 and will be considered additional subscription receivable until settled in cash for the issuance of such units and shares. Because the Intercompany Note and any associated accrued payment obligations will be treated as a subscription receivable for additional HoldCo Class B Units and shares of New GNOG Class B common stock, it will be classified as an offset to the noncontrolling interest within permanent equity on the pro forma balance sheet. Upon issuance of the HoldCo Class B Units and corresponding shares of New GNOG Class B common stock, the economic interest in Landcadia HoldCo will be adjusted accordingly to reflect the incremental units. Considering the guidance within ASC 815-40-35-2(b) and as further discussed in our response to comment number 6 above, the HoldCo Class B Units have been classified within permanent equity due to the redemption features being solely within the Company's control.

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United States Securities and Exchange Commission

October 9, 2020

•	In response to the Staff’s comment regarding the automatic downward adjustment of the voting interests related to the shares of New GNOG Class B common stock, the voting interests are not to exceed 79.9%. If there are additional issuances of the Landcadia HoldCo Class B Units and corresponding shares of New GNOG Class B common stock, to the extent such additional shares would result in voting rights in excess of 79.9% of the voting power, the voting rights of all shares held by Mr. Fertitta and his affiliates will be capped at 79.9%. As incremental Landcadia HoldCo Class B Units and corresponding shares of New GNOG Class B common stock are redeemed and cancelled, respectively, the aggregate voting power will remain at 79.9% until such time as the voting power of such shares is less than 79.9%.

•	With respect to the Staff’s third comment, the Company has considered the subscription receivable in accordance with ASC 310-10-S99-3. The Intercompany Note receivable between Landcadia HoldCo and LF LLC represents a legally enforceable note; however, the note is not expected to be paid. As such, the Intercompany Note is required to be treated as a subscription receivable for capital shares which are required to be deducted from stockholders’ equity within the balance sheet. Because the HoldCo Class B Units that will be issued to LF LLC are redeemable and the cash payments from the Intercompany Note are for additional issuances of HoldCo Class B Units, the subscription receivable has been classified as an offset to the noncontrolling interest within permanent equity on the pro forma balance sheet. On April 28, 2020, the Company entered into a term loan credit agreement. Proceeds received from the term loan were distributed directly to LF LLC, who issued the Intercompany Note to GNOG LLC. The Intercompany Note issued to GNOG LLC was considered under ASC 310-10-S99-3 as a note with an affiliate and was similarly recorded as a reduction to stockholder equity. At the time of the transaction, the cash payment to the sole owner was treated as a capital distribution and recorded as a reduction to equity in accordance with the guidance in ASC 310-10-S99-3.

Proposal No. 1 - The Transaction Proposal

The Purchase Agreement

Structure; Consideration to be Paid in the Transaction, page 128

9.	We note your response to prior comment 8, in which you provided your analysis as to whether LHGN HoldCo, LLC (“Landcadia Holdco”) possesses the characteristics of a variable interest entity in accordance with ASC 810-10-15-14. Please address the following:

•	We note that Landcadia Holdco is an LLC for which New GNOG will be the sole manager. Please explain to us whether you evaluate Landcadia Holdco as a legal entity similar to a partnership or as a corporation and the basis for your conclusion. To the extent Landcadia Holdco should be evaluated as a partnership, provide us with your analysis under ASC 810-10-15-14(b)(1)(ii).

•	We note your analysis of ASC 810-10-15-14(c), in which you determined that substantially all of the activities of Landcadia Holdco do not either involve or are conducted on behalf of the investor that has disproportionately few voting rights (LF LLC in this case). Please explain to us how you considered the affiliate relationship that New GNOG has with LF LLC in reaching that determination. Refer to ASC 810-10-15-14(c)(2), which states that activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor.

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United States Securities and Exchange Commission

October 9, 2020

•	To the extent you determine that Landcadia Holdco is a variable interest entity in response to the items above, please identify for us the primary beneficiary and the basis for that identification.

Response:

•	With respect to the Staff's first comment, the Company has determined that Landcadia HoldCo is more akin to a corporation than a limited partnership. Landcadia HoldCo is more akin to a corporation because its decision-making authority is a contractual right and not obtained through an interest that represents equity under US GAAP. In circumstances where the legal entity’s governing documents do not state whether the decision maker or its affiliates are required to hold an equity interest in the entity to obtain or retain its decision-making authority, it is presumed that the decision maker has obtained its decision-making authority through non-equity-at-risk interest.

New GNOG’s status as the managing member of Landcadia HoldCo is a contractual right (embodied in the Landcadia HoldCo LLC Agreement (the “LLC Agreement”)) that is separate from its ownership of units and the LLC Agreement does not require New GNOG to hold any equity interests to act as the sole managing member. The LLC Agreement states in Section 7.1 that New GNOG shall be the sole managing member of Landcadia HoldCo. Section 7.5 of the LLC Agreement further provides that New GNOG shall not, by any means, resign as, cease to be or be replaced as managing member, except in accordance with Section 7.5. The remaining provisions of Section 7.5 require that a successor managing member be designated and assume certain obligations before the termination or replacement of New GNOG as the managing member can be effective. These provisions of the LLC Agreement may not be amended without New GNOG’s consent. Therefore, no other member of Landcadia HoldCo may take the managing member interest away from New GNOG without its consent. Further, New GNOG has the ability to transfer its equity interests in Landcadia HoldCo without the consent of any other members and is not required to relinquish its role as managing member in connection with such transfer. In light of the foregoing, we respectfully submit that Landcadia HoldCo is akin to a corporation and New GNOG is considered an outsourced decision maker.

•	With respect to the Staff’s second comment, ASC 810-10-15-14(c)(2), states that activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor.

Under ASC 810-10-15-14(c)(2), the term “activities” refers to the business activities of the potential VIE under evaluation (Landcadia HoldCo). It does not necessarily encompass the economic interests (i.e., the obligation of the interest holders to absorb expected losses or the right of the interest holders to receive expected residual returns).

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United States Securities and Exchange Commission

October 9, 2020

While New GNOG and LF LLC are considered related parties, and therefore, should be considered a single investor for purposes of applying the substantially all criterion, substantially all of the activities of Landcadia HoldCo are not conducted on behalf of the related party group. In fact, the only business activity conducted on behalf of the related party group is the payment of a royalty fee to an affiliate of LF LLC. This royalty fee only represents 3% of net gaming revenue, as defined, which does not represent substantially all of Landcadia HoldCo’s business activity. Virtually all other activities of Landcadia HoldCo are the operation of its online casino. While a portion of the profits and losses generated by these business activities ultimately flow to the related party investor group through the LLC Agreement, these activities do not represent business activities conducted on behalf of the related party investor group as contemplated in ASC 810-10-15-14(c)(2). Therefore, Landcadia HoldCo is not considered a VIE.

•	Because Landcadia HoldCo is not determined to be a VIE, a primary beneficiary analysis is not required and has not been performed.

Our Board’s Reasons for the Approval of the Transaction

Value Proposition that is Note Fully Recognized by the Market, page 157

10.	Please revise to explain why management considers DraftKings comparable to the Company's gaming business. In that regard, we note DraftKings provides real money Daily Fantasy Sports and sports wagering, which accounted for less than 1% of your revenues for 2019, and that they do not provide other iGaming products.

Response: The Company respectfully submits that DraftKings is comparable to the Company’s iGaming business as stated in the proxy statement. DraftKings filed a prospectus with the SEC on October 8, 2020 that includes numerous disclosures and statements regarding its iGaming business. DraftKings states that it provides daily fantasy sports, sports betting and iGaming. Based upon information contained in the prospectus, DraftKings launched its iGaming business in New Jersey in 2019 and in Pennsylvania in 2020. DraftKings also operates its iGaming business in West Virginia and is pursuing a license in Michigan. On page 4 of the prospectus, DraftKings states “[w]e entered an industry with several incumbent land-based licensed operators with mobile offerings and, in less than a year, surged to one of the top operators in the iGaming space in New Jersey based on revenue, according to Eilers & Krejcik Gaming, LLC’s (“Eilers”) U.S. Online Casino Tracker for December 2019. We offer hundreds of games on our iGaming platform across traditional offerings like blackjack, roulette and slot machines, many of which have been designed by our in-house games studio (and which are our most popular in-app offerings).” On page 101 of the prospectus DraftKings states “[w]e are also among the leading Sportsbook and iGaming operators in New Jersey. In the first quarter of 2020, our New Jersey gaming license, Resorts Digital, achieved market shares of 33% and 22% in online sports betting and iGaming, respectively, according to the New Jersey Division of Gaming Enforcement, establishing ourselves as the number two player in New Jersey in iGaming GGR market share.”

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United States Securities and Exchange Commission

October 9, 2020

In addition, the Eilers & Krejcik Gaming, LLC’s New Jersey Online Casino Revenue by Brand – September 22, 2020 report (the “Report”) includes additional information concerning DraftKings’ cumulative market share and gross gaming revenues that the Company believes supports its position that DraftKings is a competitor in the iGaming business.

For the reasons set forth above, the Company respectfully submits that DraftKings is a competitor in the iGaming business, it is appropriate to include DraftKings in the comparison and no explanation is required in the proxy statement.

GNOG Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 239

11.	Please disclose changes in GNOG’s contractual obligations during the interim period. Refer to Instruction 7 to Item 303(b) of Regulation S-K.

Response: The Company has revised its disclosure on page 241 in response to the Staff’s comment.

Golden Nugget Online Gaming, Inc.

Notes to the Unaudited Condensed Financial Statements, page F-40

12.	Please revise to provide subsequent events disclosures pursuant to ASC 855-10-50-1 and 50-2. In addition, consider disclosing the nature of and an estimate of the financial effect of the audit of FEI’s 2017 and 2018 tax returns, as noted from your disclosure on page 77.

Response: The Company has revised its disclosure on pages F-45 in response to the Staff’s comment.

Note 7. Commitments and Contingencies, page F-44

13.	Please revise to provide disclosures pursuant to ASC 440-10-50 related to the market access agreement with Keweenaw Bay Indian Community, as noted from your disclosure on page F-59.

Response: The Company has revised its disclosure on page F-44 in response to the Staff’s comment. The additional disclosure includes amounts we are committed to pay pursuant to the market access agreement with Keweenaw Bay Indian Community.

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United States Securities and Exchange Commission

October 9, 2020

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642, Elliott Smith at (212) 819-7644 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Tilman J. Fertitta, Landcadia Holdings II, Inc.

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